Exhibit (a)(2)(A)

May 29, 2007

Dear Biosite Incorporated Stockholder:

We are pleased to inform you that on May 17, 2007, Biosite Incorporated (“Biosite”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Inverness Medical Innovations, Inc. (“Inverness”) and Inca Acquisition, Inc., a wholly-owned subsidiary of Inverness (“Purchaser”).

Under the terms of the Merger Agreement, Purchaser is commencing today a cash tender offer (the “Offer”) to purchase all of the outstanding shares of common stock, par value $0.01 per share, of Biosite (the “Common Stock”) at a price of $92.50 per share in cash, plus if the first time that Purchaser accepts for payment any Common Stock tendered pursuant to the Offer (the “Acceptance Time”) shall not have occurred on or prior to Monday, July 2, 2007 (the “Target Date”), an amount of cash equal to $0.015205 per share per day for each day during the period commencing on Tuesday, July 3, 2007 through the Acceptance Time (the “Offer Price”). The Offer is made upon the terms and subject to the conditions set forth in Purchaser’s Offer to Purchase, dated May 29, 2007, and related materials enclosed with this letter. Unless subsequently extended in accordance with its terms, the Offer is currently scheduled to expire at 12:00 midnight, New York City time, on Monday, June 25, 2007 (the end of the day on Monday). Following the successful consummation of the Offer, Purchaser will merge with and into Biosite on the terms and subject to the conditions set forth in the Merger Agreement (the “Merger”), and each share of Common Stock that is outstanding and that has not been accepted for purchase pursuant to the Offer (other than shares held by stockholders, if any, who properly perfect their appraisal rights under Delaware law) will be converted into the right to receive the Offer Price.

The board of directors of Biosite has unanimously determined that the Merger Agreement, the Offer and the Merger are fair to and in the best interests of Biosite’s stockholders and approved the Merger Agreement and the transactions contemplated thereby on the terms and subject to the conditions set forth therein. Accordingly, the board of directors of Biosite unanimously recommends that Biosite’s stockholders accept the Offer, tender their shares of Common Stock to Purchaser pursuant to the Offer and adopt the Merger Agreement, if adoption by Biosite’s stockholders is required by applicable law in order to consummate the Merger.

In arriving at its recommendation, the board of directors of Biosite gave careful consideration to a number of factors that are described in the Solicitation/Recommendation Statement on Schedule 14D-9 that accompanies this letter. Also accompanying this letter is a copy of Purchaser’s Offer to Purchase and related materials, including a letter of transmittal for use in tendering your shares of Common Stock to Purchaser in the Offer. These documents set forth the terms and conditions of Purchaser’s Offer and provide instructions as to how to tender your shares. We urge you to read and consider each of the enclosed materials carefully.

Very truly yours,

Kim D. Blickenstaff
Chairman and Chief Executive Officer